Exhibit 1

FOR IMMEDIATE RELEASE	1 March 2019

2018 Preliminary Results

2018 at upper end of guidance; 2019 challenging as previously indicated; good initial progress on strategy

Mark Read, Chief Executive Officer, WPP:

“Since September, we have made good progress in implementing the new strategy for WPP. We have set out our vision for a more client-centric WPP, simplified our offer through the creation of two new integrated networks, VMLY&R and Wunderman Thompson, realigned our US healthcare agencies with major networks, formed the Company’s first executive committee and begun the process of seeking a financial and strategic partner for Kantar. Through 36 disposals since April 2018, we have strengthened our balance sheet and streamlined our business, raising £849 million of cash proceeds in 2018.

“We are showing early signs of success in attracting new business and new talent to WPP. The newly formed VMLY&R, for example, has enjoyed a strong start, with client wins totalling $25 million in its first 90 days. The quality of our creative work has been exceptional, with six WPP spots featuring at this year’s Super Bowl and work such as Grey’s ‘The Best Men Can Be’ for Gillette demonstrating once again the global impact of what we do.

“Our results for 2018 are at the upper end of the guidance we provided in October, with like-for-like revenue less pass-through costs down 0.4%.

“As we have said previously, 2019 will be challenging – particularly in the first half – due to headwinds from client losses in 2018. However, we start the year with fewer clients under review than we did in 2018, and investments in creativity and technology will further improve the competitiveness of our offer.

“Our business is performing strongly in Western Continental Europe, Asia Pacific, Latin America, Africa & the Middle East and Central & Eastern Europe, and we are addressing our performance in the United States. Important wins such as Volkswagen in North America reflect our creative strengths, and we are making significant investments in talent in our largest market.

“We are at the beginning of a three-year turnaround plan, but WPP’s new positioning as a creative transformation company with stronger, more integrated, more tech-enabled agencies is already proving effective, having driven several of our recent new business successes. As we implement our strategy in 2019 we will continue to put creativity, technology and great work for clients at the heart of our own transformation.”

In this press release not all of the figures and ratios used are readily available from the unaudited preliminary results included in Appendix 1. These non-GAAP measures, including constant currency and like-for-like growth, revenue less pass-through costs and headline profit measures, management believes are both useful and necessary to better understand the Group’s results. Where required, details of how these have been arrived at are shown in the Appendix.

Key figures

£ million	2018	Δ reported[1]	Δ constant[2]	Δ LFL[3]	2017[4]
Billings	55,798	0.4%	3.3%	3.2%	55,585
Revenue	15,602	-1.3%	1.5%	0.8%	15,804
Revenue less pass-through costs	12,827	-2.6%	0.2%	-0.4%	13,170
Headline EBITDA[5]	2,311	-8.8%	-6.4%		2,534
Headline operating profit[6]	1,962	-8.9%	-6.6%		2,154
Headline operating margin[7]	15.3%	-1.1*	-1.1*	-1.1*	16.4%
Headline PBIT[8]	2,047	-9.7%	-7.4%		2,267
Headline PBIT margin[9]	16.0%	-1.2*	-1.3*	-1.2*	17.2%
Profit before tax	1,463	-30.6%	-28.1%		2,109
Profit after tax	1,139	-40.4%	-38.5%		1,912
Headline diluted EPS[10]	108.0p	-10.3%	-8.1%		120.4p
Diluted EPS[11]	84.3p	-40.8%	-38.9%		142.4p
Dividends per share	60.0p	-	-		60.0p

* Margin points

∎	2018 at upper end of guidance given in October, with like-for-like revenue less pass-through costs -0.4%
∎	As previously stated, 2019 challenging, particularly in the first half, due to headwinds from client losses in 2018
∎	Business performing strongly in Western Continental Europe, Asia Pacific, Latin America, Africa & the Middle East and Central & Eastern Europe, and addressing performance in the United States
∎	Profit before tax reflects impact of restructuring and transformation costs and goodwill impairment
∎	Dividends per share of 60.0p, flat with last year
∎	Year end net debt position improved by £466 million on same date in 2017 (an improvement of £605 million at 2018 exchange rates)
∎	Good initial progress on implementing strategy

1   Percentage change in reported sterling

2   Percentage change at constant currency exchange rates

3   Like-for-like growth at constant currency exchange rates and excluding the effects of acquisitions and disposals

4   Prior year figures have been restated for the impact of the adoption of IFRS 15: Revenue from Contracts with Customers as described in note 2 of Appendix 1

5   Headline earnings before interest, tax, depreciation and amortisation

6   Headline profit before interest, tax and share of results of associates

7   Headline operating profit as a percentage of revenue less pass-through costs

8   Headline profit before interest and tax

9   Headline profit before interest and tax as a percentage of revenue less pass-through costs, previously referred to as revenue less pass-through costs margin

10   Diluted earnings per share based on headline earnings

11   Diluted earnings per share based on reported earnings

Review of results

Reported billings at £55.798 billion, up 0.4%, up 3.3% in constant currency and up 3.2% like-for-like.

Reported revenue was down 1.3% at £15.602 billion. Revenue on a constant currency basis was up 1.5% compared with last year, the difference to the reportable number reflecting the strength of the pound sterling against most currencies, particularly in the first half of the year. On a like-for-like basis, which excludes the impact of currency and acquisitions, revenue was up 0.8%.

Reported revenue less pass-through costs was down 2.6%, up 0.2% in constant currency and down 0.4% like-for-like. In the fourth quarter, like-for-like revenue was down 0.1%, a slight deterioration from the third quarter of +0.2%, with all regions, except North America, showing an improvement. On the same basis, revenue less pass-through costs in the fourth quarter was down 0.7%, an improvement over the third quarter of -1.5%, with North America and the United Kingdom slightly weaker, more than offset by stronger growth in Western Continental Europe and Asia Pacific, Latin America, Africa & the Middle East and Central & Eastern Europe.

Operating profitability

Headline EBITDA was down 8.8% to £2.311 billion, from £2.534 billion the previous year and down 6.4% in constant currency. The Group’s revenue is more weighted to the second half of the year across all regions and sectors, and, particularly, in the faster growing markets of Asia Pacific and Latin America. As a result, profitability and margin continue to be skewed to the second half of the year, with the Group earning approximately 40% of its profits in the first half and 60% in the second half. Headline profit before interest and tax for 2018 was down 9.7% to £2.047 billion, from £2.267 billion and down 7.4% in constant currencies.

Headline operating margin12 was down 1.1 margin points to 15.3%, and also down 1.1 margin points in both constant currency and like-for-like, at the upper end of the full year revised operating margin target. Headline PBIT margin13 was down 1.2 margin points to 16.0%, down 1.3 margin points in constant currency and down 1.2 margin points like-for-like. The Group’s operating margin of 15.3% is after charging £37 million ($54 million) of severance costs, compared with £40 million ($52 million) in 2017 and £326 million ($435 million) of incentive payments, which were 14.2% of operating profit before incentives, a similar level to the £324 million ($421 million) or 13.1% in 2017. Achievement of target, at an individual operating company level, generally generates 15% of operating profit before bonus as an incentive pool and 20% at maximum.

On a reported basis, the Group’s operating margin, before all incentives14 and income from associates, was 17.8%, down 1.0 margin point, compared with 18.8% last year. The Group’s staff costs to revenue less pass-through costs ratio, including severance and incentives, increased by 0.5 margin points to 63.7% compared to 63.2% in 2017. In addition, there was an increase in the Group’s general and administrative costs, principally in relation to an increase in the provision for bad debts and higher IT costs.

On a like-for-like basis, the average number of people in the Group, excluding associates, in 2018 was 133,903 compared to 135,521 in 2017, a decrease of 1.2%. On the same basis, the total number of people, excluding associates, at 31 December 2018 was 134,281 compared to 135,187 at 31 December 2017, a decrease of 906 or 0.7%.

12  Headline operating profit (excluding income from associates) as a percentage of revenue less pass-through costs

13  Headline PBIT as a percentage of revenue less pass-through costs

14  Short and long-term incentives and the cost of share-based incentives

Exceptional gains and restructuring and transformation costs

As outlined in the Investor Day on 11 December 2018, we have undertaken a strategic review of our operations. As part of that review, restructuring actions have been taken to right-size underperforming businesses, address high cost severance markets and simplify operational structures. This has included a number of WPP’s operating companies having been merged, closed or sold. It also includes transformation costs with respect to strategic initiatives like co-locations in major cities, IT transformation and shared services.

£234 million of restructuring and transformation costs were recorded in the fourth quarter in relation to this plan. This included £63 million of non-cash write-offs and £171 million of actions that have a cash impact in 2018 and beyond. In 2018 the cash outflow was £50 million. The £171 million forms part of the anticipated £300 million total cash cost of the restructuring plan that we announced – with the balance to be incurred in 2019, 2020 and 2021.

The total of restructuring and transformation costs in 2018 was £302 million. The remaining £68 million relates to severance restructuring costs recorded in the first half, together with costs in relation to the continuing global IT transformation program.

These exceptional costs of £302 million and £41 million of associate company exceptional losses have been partly offset by exceptional gains of £235 million, primarily relating to the gain on the sale of the Group’s investment in Globant S.A.

This gives a net exceptional loss of £108 million and compares with a net exceptional loss in 2017 of £24 million.

Interest and taxes

Net finance costs (excluding the revaluation of financial instruments) were £184.5 million, compared with £174.6 million in 2017, an increase of £9.9 million. This is due to higher dollar interest rates.

The headline tax rate was 22.5% (2017 22.0%) and on reported profit before tax was 22.1% (2017 9.3%), the difference in the rates in 2017 was principally due to an exceptional tax credit, primarily relating to the re-measurement of deferred tax liabilities. Given the Group’s geographic mix of profits and the changing international tax environment, the tax rate is expected to increase slightly over the next few years.

Earnings and dividend

Headline profit before tax was down 11.0% to £1.863 billion from £2.093 billion, and down 8.5% in constant currencies.

Reported profit before tax fell by 30.6% to £1.463 billion from £2.109 billion, the difference between the headline and reported figures reflecting principally the £302 million of restructuring and transformation costs and £184 million of goodwill impairment charges. In constant currencies, reported profit before tax fell by 28.1%.

Reported profit after tax fell by 40.4% to £1.139 billion from £1.912 billion. In constant currencies, profits after tax fell 38.5%.

Profits attributable to share owners fell 41.5% to £1.063 billion from £1.817 billion, again reflecting principally the £302 million of restructuring and transformation costs and £184 million of goodwill impairment. In constant currencies, profits attributable to share owners fell by 39.6%.

Headline diluted earnings per share fell by 10.3% to 108.0p from 120.4p. In constant currencies, earnings per share on the same basis fell by 8.1%. Reported diluted earnings per share fell by 40.8% to 84.3p from 142.4p and decreased 38.9% in constant currencies.

As outlined in our Investor Day presentation, despite the reduction in diluted earnings per share, your Board proposes to maintain the final dividend of 37.3p per share, which, together with the interim dividend of 22.7p per share, makes a total of 60.0p per share for 2018, the same as the prior year. This represents a dividend pay-out ratio of 56%, compared with 50% last year. The record date for the final dividend is 14 June 2019, payable on 8 July 2019.

Further details of WPP’s financial performance are provided in Appendix 1.

Regional review

The pattern of revenue and revenue less pass-through costs growth differed regionally. The tables below give details of revenue and revenue less pass-through costs, revenue and revenue less pass-through costs growth by region for 2018, as well as the proportion of Group revenue and revenue less pass-through costs and operating profit and operating margin by region:

Revenue analysis

£ million	2018	Δ reported	Δ constant[15]	Δ LFL[16]	% group	2017	% group
N. America	5,371	-5.1%	-1.9%	-3.0%	34.4%	5,659	35.8%
United Kingdom	2,189	2.6%	2.6%	1.5%	14.0%	2,133	13.5%
W Cont. Europe	3,335	3.2%	3.5%	1.7%	21.4%	3,231	20.4%
AP, LA, AME, CEE[17]	4,707	-1.6%	3.8%	4.4%	30.2%	4,781	30.3%
Total Group	15,602	-1.3%	1.5%	0.8%	100.0%	15,804	100.0%

Revenue less pass-through costs analysis
£ million	2018	Δ reported	Δ constant	Δ LFL	% group	2017	% group
N. America	4,474	-6.7%	-3.5%	-4.2%	34.9%	4,794	36.4%
United Kingdom	1,691	0.2%	0.2%	-0.5%	13.2%	1,688	12.8%
W Cont. Europe	2,736	4.0%	4.1%	2.0%	21.3%	2,631	20.0%
AP, LA, AME, CEE	3,926	-3.2%	2.0%	2.5%	30.6%	4,057	30.8%
Total Group	12,827	-2.6%	0.2%	-0.4%	100.0%	13,170	100.0%
Operating profit analysis (Headline PBIT)
£ million	2018	% margin*	2017	% margin*
N. America	804	18.0%	937	19.6%
United Kingdom	245	14.5%	280	16.6%
W Cont. Europe	372	13.6%	376	14.3%
AP, LA, AME, CEE	626	15.9%	674	16.6%
Total Group	2,047	16.0%	2,267	17.2%

* Headline PBIT as a percentage of revenue less pass-through costs

15 Percentage change at constant currency exchange rates

16 Like-for-like growth at constant currency exchange rates and excluding the effects of acquisitions and disposals

17 Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe

North America constant currency revenue less pass-through costs was down 4.5% in the final quarter, the same as the third quarter, and down 5.7% like-for-like, a slight deterioration on the third quarter of -5.3%. This reflects continuing challenges in our advertising businesses, with data investment management and healthcare also slower, partly offset by a significant improvement in public relations and public affairs. On a full year basis, constant currency revenue less pass-through costs was down 3.5%, with like-for-like down 4.2%.

United Kingdom constant currency revenue less pass-through costs was down 2.4% in the final quarter and down 2.7% like-for-like, slightly weaker than the -2.0% shown in quarter three. Media investment management and the specialist communications businesses were particularly strong with data investment management improving. Our public relations and public affairs and direct, interactive and eCommerce businesses were slower. On a full year basis, constant currency revenue less pass-through costs was up 0.2%, with like-for-like down 0.5%.

Western Continental Europe constant currency revenue less pass-through costs was up 4.1% in the final quarter, a significant improvement on the growth in quarter three of 1.3%. On a like-for-like basis revenue less pass-through costs was also up 4.1%, the strongest quarter of the year, and compared to -0.4% in quarter three. Twelve of the Group’s top 14 markets showed significant growth in quarter four, particularly Austria, Belgium, Denmark, Finland, Germany, Italy, Netherlands, Portugal, Sweden and Turkey. For the year, Western Continental Europe constant currency revenue less pass-through costs grew 4.1% with like-for-like up 2.0%, the second strongest performing region.

In Asia Pacific, Latin America, Africa & the Middle East and Central & Eastern Europe, on a constant currency basis, revenue less pass-through costs was up 0.4% in the fourth quarter and up 2.6% like-for-like, slightly above the third quarter growth of 2.4%. In the fourth quarter, Latin America, grew over 7%, stronger than the third quarter, with Central & Eastern Europe showing double digit growth in the fourth quarter compared with almost 5% in quarter three. Asia Pacific and Africa & the Middle East were slightly weaker. On a full year basis, constant currency revenue less pass-through costs growth in the region was 2.0% with like-for-like growth 2.5%, the strongest performing region.

Business sector review

The pattern of revenue and revenue less pass-through costs growth also varied by sector and operating brand. The tables below give details of revenue and revenue less pass-through costs, revenue and revenue less pass-through costs growth by sector, as well as the proportion of Group revenue and revenue less pass-through costs for 2018 and operating profit and operating margin by sector:

Revenue analysis

£ million	2018	Δ reported	Δ constant[18]	Δ LFL[19]	% group	2017	% group
AMIM[20]	7,132	-3.2%	-0.4%	1.0%	45.6%	7,369	46.6%
Data Inv. Mgt.	2,582	-4.5%	-1.8%	-2.0%	16.6%	2,703	17.1%
PR & PA21	1,211	0.6%	3.4%	3.1%	7.8%	1,204	7.6%
BC, HW & SC22	4,677	3.3%	6.3%	1.5%	30.0%	4,528	28.7%
Total Group	15,602	-1.3%	1.5%	0.8%	100.0%	15,804	100.0%

18  Percentage change at constant currency exchange rates

19  Like-for-like growth at constant currency exchange rates and excluding the effects of acquisitions and disposals

20  Advertising, Media Investment Management

21  Public Relations & Public Affairs

22  Brand Consulting, Health & Wellness and Specialist Communications (including direct, interactive and eCommerce)

Revenue less pass-through costs analysis

£ million	2018	Δ reported	Δ constant	Δ LFL	% group	2017	% group
AMIM	5,530	-6.1%	-3.3%	-1.2%	43.1%	5,889	44.7%
Data Inv. Mgt.	1,966	-4.2%	-1.3%	-1.8%	15.3%	2,052	15.6%
PR & PA	1,136	-0.4%	2.5%	2.6%	8.9%	1,141	8.7%
BC, HW & SC	4,195	2.6%	5.6%	0.6%	32.7%	4,088	31.0%
Total Group	12,827	-2.6%	0.2%	-0.4%	100.0%	13,170	100.0%
Operating profit analysis (Headline PBIT)
£ million	2018	% margin*	2017	% margin*
AMIM	972	17.6%	1,109	18.8%
Data Inv. Mgt.	301	15.3%	350	17.1%
PR & PA	184	16.2%	183	16.1%
BC, HW & SC	590	14.1%	625	15.3%
Total Group	2,047	16.0%	2,267	17.2%

* Headline PBIT as a percentage of revenue less pass-through costs

Advertising and Media Investment Management

In constant currencies, advertising and media investment management revenue less pass-through costs was down 1.6% in the fourth quarter, a significant improvement on the -6.5% in the third quarter and the strongest quarter of the year. On a like-for-like basis revenue less pass-through costs was up 0.4% in the fourth quarter, the first quarter of positive growth, with both our advertising and media investment businesses showing considerable improvement over the third quarter. However, despite this improvement, our advertising businesses remain under pressure.

The strong revenue less pass-through costs growth across most of the Group’s media investment management businesses, offset by slower growth in our advertising businesses in most regions, resulted in the combined reported operating margin of this sector being down 1.2 margin points at 17.6% and down 1.4 margin points in constant currency.

Data Investment Management

In constant currencies, data investment management revenue less pass-through costs was down 2.8% in the fourth quarter, and down 2.8% like-for-like. On a full year basis, constant currency revenue less pass-through costs was down 1.3%, down 1.8% like-for-like. Geographically, revenue less pass-through costs was up strongly in Asia Pacific and Latin America, but North America was weaker. Kantar Worldpanel and Kantar Media showed strong like-for-like revenue less pass-through costs growth, with Kantar Insights, Kantar Health, Kantar Public and Lightspeed less robust. Reported operating margins were down 1.8 margin points to 15.3% and down 1.8 margin points in constant currency.

Public Relations and Public Affairs

In the fourth quarter, in constant currencies and like-for-like, our public relations and public affairs businesses were the strongest performing sector, as they were in the first half and third quarter, with growth of 3.3% and 1.2% respectively. On a full year basis, constant currency revenue less pass-through costs grew 2.5% with like-for-like growth 2.6%. Geographically, all regions showed strong growth, with the United Kingdom and Africa & the Middle East particularly strong. Cohn & Wolfe, H+K Strategies and the specialist public relations and public affairs businesses Finsbury, Hering Schuppener and Buchanan, performed particularly well. Overall operating margins improved 0.1 margin points to 16.2% and by 0.1 margin points in constant currency.

Brand Consulting, Health & Wellness and Specialist Communications

Our brand consulting, health & wellness and specialist communications businesses (including direct, interactive and eCommerce), performed less well in the fourth quarter with constant currency revenue less pass-through costs up 0.2%, compared with 6.5% in the third quarter, with like-for-like down 1.6%, as our healthcare businesses in North America and some direct, interactive and eCommerce businesses came under pressure. On a full year basis, revenue less pass-through costs was up 5.6% in constant currency and up 0.6% like-for-like. In brand consulting, Landor and FITCH performed strongly, and in the direct, interactive and eCommerce businesses, Wunderman, Hogarth, AKQA, Blue State Digital, F.biz and Deeplocal performed well. Operating margins, for the sector as a whole, were down by 1.2 margin points to 14.1% and down 1.3 margin points in constant currency, with operating margins negatively affected as parts of our direct, interactive and eCommerce, brand consulting and healthcare businesses in North America slowed.

Cash flow highlights

In 2018, operating profit was £1.431 billion, depreciation, amortisation and goodwill impairment £728 million, non-cash share-based incentive charges £85 million, working capital and provisions inflow £166 million, net interest paid £162 million, tax paid £384 million, capital expenditure £375 million, earnout payments £120 million and other net cash outflows £266 million, principally £235 million gains on disposal of investments and subsidiaries. Free cash flow available for debt repayment, acquisitions (excluding earnouts), share buy-backs and dividends was, therefore, £1.103 billion.

This free cash flow was enhanced by £849 million of proceeds from the disposal of associates and investments, offset by £289 million in cash acquisition costs (investments and new acquisition payments), £207 million in share buy-backs and £747 million in dividends, a net outflow of £394 million. This resulted in a net cash inflow of £709 million.

Free cash flow conversion23 in 2018 was 81%.

A summary of the Group’s unaudited cash flow statement and notes as at 31 December 2018 are provided in Appendix 1.

Balance sheet highlights

Average net debt in 2018 was £4.966 billion, compared to £5.125 billion in 2017, at 2018 exchange rates. On 31 December 2018 net debt was £4.017 billion, against £4.483 billion on 31 December 2017, a decrease of £466 million (a decrease of £605 million at 2018 exchange rates). The reduced period end debt figure reflects the benefit of £849 million proceeds in relation to disposal of our interests in certain associates and investments, the principal of which were Globant S.A., Imagina, AppNexus and Bruin. This trend has continued in the first seven weeks of 2019, with average net debt of £3.954 billion, compared with £4.519 billion in the same period in 2018, a decrease of £565 million (a decrease of £691 million at 2019 exchange rates).

The net debt figure of £4.017 billion at 31 December, compares with a current market capitalisation of approximately £10.420 billion ($13.821 billion), giving an enterprise value of £14.437 billion ($19.149 billion). The average net debt to EBITDA ratio at 2.1x, is above the revised target range of 1.5-1.75x to be achieved by the end of 2021.

A summary of the Group’s unaudited balance sheet and notes as at 31 December 2018 are provided in Appendix 1.

23  Free cash flow conversion is the ratio of free cash flow to headline earnings. Free cash flow is after earnouts and changes in working capital and before new acquisition spend, disposals and shareholder distributions

Return of funds to shareholders

Dividends paid in respect of 2018 will total approximately £753 million for the year. Funds returned to shareholders in 2018 totalled £955 million, including share buy-backs.

In 2018, 16.6 million shares, or 1.3% of the issued share capital, were purchased at a cost of £207 million.

Progress on growth strategy

In the last six months we have made significant progress in simplifying our operations to make them more client-centric and improving WPP’s financial position.

Milestones include the launch of a new vision, offer and brand identity for WPP, the creation of two new integrated networks (VMLY&R and Wunderman Thompson), the realignment of the US healthcare agencies with major networks, the formation of WPP’s first executive committee and the initiation of the process to find a financial and strategic partner for Kantar.

As part of the restructuring plan we outlined in the Investor Day presentation, 70 of the 100 planned office mergers have been completed, 57 of the 80 offices have been closed and approximately 2,650 of the 3,500 planned redundancies have been actioned. The anticipated gross savings remain in line with the £160 million estimate in December. As we outlined in the Investor Day a proportion of these gross savings will be reinvested in talent and technology development.

In addition, 30 disposals were completed in 2018 realising proceeds of £849 million, helping to strengthen the Group’s balance sheet and improve leverage. The disposal programme will continue in 2019 and a further 6 disposals have been completed year-to-date.

Outlook

Financial guidance

Our 2019 targets are:

∎   Like-for-like revenue less pass-through costs down 1.5% to 2.0%, with stronger headwinds in the first half, due to client losses in 2018

∎  Headline operating margin to revenue less pass-through costs down around 1.0 margin point on a constant currency basis (excluding the impact of IFRS 16: Leases)

In 2019, our primary focus will remain on addressing our issues in North America. We will achieve this through investment in leadership, creative talent and technology and delivering on the potential of the newly merged businesses of VMLY&R and Wunderman Thompson. In addition, ensuring the gross benefits from the restructuring actions taken in 2018 and continuing to be taken in 2019 are realised. To help drive top-line growth, the incentive plans for 2019 will include up to half of the incentive pools being funded based on improving growth in revenue less pass-through costs, with the remaining proportion based on growth in operating profit and margin.

Medium-term financial targets

At our Investor Day in December, we set out our new medium-term financial targets that will allow us to invest in talent and technology, improve our competitive position and deliver sustainable long-term growth rates. Our targets, to be achieved by the end of 2021, are:

∎	Organic growth (defined as like-for-like revenue less pass-through costs growth) in line with peers

∎	Headline operating margin (excluding the impact of IFRS 16: Leases) of at least 15%

∎	Free cash flow conversion of 80%-90%

Uses of funds

As per the Investor Day in December, over the next three years we will prioritise the dividend over share buy-backs and will balance targeted M&A with divestments.

For further information:

Mark Read	}
Andrew Scott	}
Paul Richardson	}
Lisa Hau	}	+44 20 7282 4600
Chris Wade	}

Kevin McCormack	}
Fran Butera	}	+1 212 632 2235
Juliana Yeh	}	+852 2280 3790

Richard Oldworth,

Buchanan Communications        +44 20 7466 5000    +44 7710 130 634

wpp.com/investors

This announcement has been filed at the Company Announcements Office of the London Stock Exchange and is being distributed to all owners of Ordinary shares and American Depository Receipts. Copies are available to the public at the Company’s registered office.

The following cautionary statement is included for safe harbour purposes in connection with the Private Securities Litigation Reform Act of 1995 introduced in the United States of America. This announcement may contain forward-looking statements within the meaning of the US federal securities laws. These statements are subject to risks and uncertainties that could cause actual results to differ materially including adjustments arising from the annual audit by management and the Company’s independent auditors. For further information on factors which could impact the Company and the statements contained herein, please refer to public filings by the Company with the Securities and Exchange Commission. The statements in this announcement should be considered in light of these risks and uncertainties.

Appendix 1: Preliminary results for the year ended 31 December 2018

Unaudited preliminary consolidated income statement for the year ended

31 December 2018

£ million	Notes	2018		2017[1]		+/(-)%	Constant Currency[2] +/(-)%
Billings		55,798.3		55,585.4		0.4	3.3

Revenue	7	15,602.4		15,804.2		(1.3)	1.5
Costs of services	4	(12,663.5)		(12,629.0)		(0.3)	(3.2)
Gross profit		2,938.9		3,175.2		(7.4)	(5.0)
General and administrative costs	4	(1,507.5)		(1,267.0)		(19.0)	(20.9)
Operating profit		1,431.4		1,908.2		(25.0)	(22.2)
Share of results of associates	5	43.5		113.5		(61.7)	(60.6)
Profit before interest and taxation		1,474.9		2,021.7		(27.0)	(24.4)
Finance income	6	104.8		95.2		10.1	17.1
Finance costs	6	(289.3)		(269.8)		(7.2)	(9.6)
Revaluation of financial instruments	6	172.9		262.2		-	-
Profit before taxation		1,463.3		2,109.3		(30.6)	(28.1)
Taxation	8	(323.9)		(197.0)		(64.4)	(75.5)
Profit for the year		1,139.4		1,912.3		(40.4)	(38.5)

Attributable to:
Equity holders of the parent		1,062.9		1,816.6		(41.5)	(39.6)
Non-controlling interests		76.5		95.7		20.1	17.8
		1,139.4		1,912.3		(40.4)	(38.5)
Revenue less pass-through costs	7,20	12,826.6		13,169.6		(2.6)	0.2
Headline PBIT	7,20	2,047.3		2,267.1		(9.7)	(7.4)
Headline PBIT margin[3]	7,20	16.0%		17.2%		(1.2)[4]	(1.3)[4]
Headline PBT	20	1,862.8		2,092.5		(11.0)	(8.5)

Earnings per share
Basic earnings per ordinary share	10	85.2	p	144.0	p	(40.8)	(39.0)
Diluted earnings per ordinary share	10	84.3	p	142.4	p	(40.8)	(38.9)

1 Prior year figures have been restated for the impact of the adoption of IFRS 15: Revenue from Contracts with Customers, as described in note 2.

2 The basis for calculating the constant currency percentage changes shown above and in the notes to this appendix are described in the glossary.

3 Previously referred to as revenue less pass-through costs margin.

4 Margin points.

Unaudited preliminary consolidated statement of comprehensive income for the year ended 31 December 2018

£ million	2018	2017
Profit for the year	1,139.4	1,912.3
Items that may be reclassified subsequently to profit or loss:
Exchange adjustments on foreign currency net investments	78.9	(465.2)
Gain on revaluation of available for sale investments	-	32.1
	78.9	(433.1)
Items that will not be reclassified subsequently to profit or loss:
Actuarial gain on defined benefit pension plans	8.9	17.0
Deferred tax on defined benefit pension plans	(0.7)	(24.6)
Fair value movements on equity investments	(247.9)	-
	(239.7)	(7.6)
Other comprehensive loss relating to the year	(160.8)	(440.7)
Total comprehensive income relating to the year	978.6	1,471.6

Attributable to:
Equity holders of the parent	893.1	1,395.6
Non-controlling interests	85.5	76.0
	978.6	1,471.6

Unaudited preliminary consolidated cash flow statement for the year ended

31 December 2018

£ million	Notes	2018	2017
Net cash inflow from operating activities	11	1,693.8	1,408.1
Investing activities
Acquisitions and disposals	11	550.2	(181.5)
Purchase of property, plant and equipment		(314.8)	(288.9)
Purchase of other intangible assets (including capitalised computer software)		(60.4)	(37.3)
Proceeds on disposal of property, plant and equipment		9.5	8.0
Net cash inflow/(outflow) from investing activities		184.5	(499.7)
Financing activities
Share option proceeds		1.2	6.4
Cash consideration for non-controlling interests	11	(109.9)	(47.3)
Share repurchases and buy-backs	11	(207.1)	(504.2)
Net (decrease)/increase in borrowings	11	(440.6)	599.6
Financing and share issue costs		(3.8)	(0.8)
Equity dividends paid		(747.4)	(751.5)
Dividends paid to non-controlling interests in subsidiary undertakings		(106.2)	(87.8)
Net cash outflow from financing activities		(1,613.8)	(785.6)
Net increase in cash and cash equivalents		264.5	122.8
Translation of cash and cash equivalents		(61.5)	(27.2)
Cash and cash equivalents at beginning of year		1,998.2	1,902.6
Cash and cash equivalents at end of year	11	2,201.2	1,998.2

Reconciliation of net cash flow to movement in net debt:
Net increase in cash and cash equivalents		264.5	122.8
Cash outflow/(inflow) from decrease/(increase) in debt financing		444.4	(598.8)
Other movements		(1.4)	(1.9)
Translation differences		(241.1)	125.3
Movement of net debt in the year		466.4	(352.6)
Net debt at beginning of year		(4,483.1)	(4,130.5)
Net debt at end of year	12	(4,016.7)	(4,483.1)

Unaudited preliminary consolidated balance sheet as at 31 December 2018

£ million	Notes	2018	2017[1]
Non-current assets
Intangible assets:
Goodwill	13	13,202.8	12,952.9
Other	14	1,842.0	2,018.4
Property, plant and equipment		1,083.0	979.5
Interests in associates and joint ventures		796.8	1,065.2
Other investments		666.7	1,153.5
Deferred tax assets		153.0	160.3
Trade and other receivables	15	180.0	176.2
		17,924.3	18,506.0
Current assets
Corporate income tax recoverable		198.7	234.7
Trade and other receivables	15	13,101.5	12,530.7
Cash and short-term deposits		2,643.2	2,391.4
		15,943.4	15,156.8
Current liabilities
Trade and other payables	16	(15,038.4)	(14,241.1)
Corporate income tax payable		(545.9)	(649.3)
Bank overdrafts, bonds and bank loans		(1,025.1)	(624.1)
		(16,609.4)	(15,514.5)
Net current liabilities		(666.0)	(357.7)
Total assets less current liabilities		17,258.3	18,148.3

Non-current liabilities
Bonds and bank loans		(5,634.8)	(6,250.4)
Trade and other payables	17	(841.4)	(992.8)
Deferred tax liabilities		(479.5)	(513.7)
Provisions for post-employment benefits		(184.3)	(206.3)
Provisions for liabilities and charges		(311.7)	(229.0)
		(7,451.7)	(8,192.2)
Net assets		9,806.6	9,956.1
Equity
Called-up share capital	18	133.3	133.3
Share premium account		569.7	568.5
Other reserves		393.5	761.7
Own shares		(1,255.7)	(1,171.1)
Retained earnings		9,541.4	9,194.9
Equity share owners’ funds		9,382.2	9,487.3
Non-controlling interests		424.4	468.8
Total equity		9,806.6	9,956.1

1 Prior year figures have been restated for the impact of the adoption of IFRS 15: Revenue from Contracts with Customers, as described in note 2.

Unaudited preliminary consolidated statement of changes in equity for the year ended 31 December 2018

£ million	Called-up share capital	Share premium account	Other reserves	Own shares	Retained earnings[1]	Total equity share owners’ funds	Non- controlling interests	Total
Balance at 1 January 2018	133.3	568.5	761.7	(1,171.1)	9,194.9	9,487.3	468.8	9,956.1
Accounting policy change (IFRS 9) (note 2)	-	-	(407.4)	-	407.4	-	-	-
Revised balance at 1 January 2018	133.3	568.5	354.3	(1,171.1)	9,602.3	9,487.3	468.8	9,956.1
Ordinary shares issued	-	1.2	-	-	-	1.2	-	1.2
Treasury share additions	-	-	-	(104.3)	-	(104.3)	-	(104.3)
Treasury share allocations	-	-	-	1.5	(1.5)	-	-	-
Profit for the year	-	-	-	-	1,062.9	1,062.9	76.5	1,139.4
Exchange adjustments on foreign currency net investments	-	-	69.9	-	-	69.9	9.0	78.9
Fair value movements on equity investments	-	-	-	-	(247.9)	(247.9)	-	(247.9)
Actuarial gain on defined benefit pension plans	-	-	-	-	8.9	8.9	-	8.9
Deferred tax on defined benefit pension plans	-	-	-	-	(0.7)	(0.7)	-	(0.7)
Other comprehensive income/(loss)	-	-	69.9	-	(239.7)	(169.8)	9.0	(160.8)
Dividends paid	-	-	-	-	(747.4)	(747.4)	(106.2)	(853.6)
Non-cash share-based incentive plans (including share options)	-	-	-	-	84.8	84.8	-	84.8
Tax adjustment on share-based payments	-	-	-	-	(1.2)	(1.2)	-	(1.2)
Net movement in own shares held by ESOP Trusts	-	-	-	18.2	(121.0)	(102.8)	-	(102.8)
Recognition/remeasurement of financial instruments	-	-	(30.7)	-	10.3	(20.4)	-	(20.4)
Acquisition of subsidiaries[2]	-	-	-	-	(108.1)	(108.1)	(23.7)	(131.8)
Balance at 31 December 2018	133.3	569.7	393.5	(1,255.7)	9,541.4	9,382.2	424.4	9,806.6

Total comprehensive income relating to the year ended 31 December 2018 was £978.6 million (2017: £1,471.6 million).

1 Retained earnings have been restated for the impact of the adoption of IFRS 15: Revenue from Contracts with Customers, as described in note 2.

2 Acquisition of subsidiaries represents movements in retained earnings and non-controlling interests arising from changes in ownership of existing subsidiaries and recognition of non-controlling interests on new acquisitions.

Unaudited preliminary consolidated statement of changes in equity for the year ended 31 December 2018 (continued)

£ million	Called-up share capital	Share premium account	Other reserves	Own shares	Retained earnings[1]	Total equity share owners’ funds	Non- controlling interests	Total
Restated balance at 1 January 2017	133.2	562.2	1,185.2	(962.0)	8,400.0	9,318.6	443.1	9,761.7
Ordinary shares issued	0.1	6.3	-	-	-	6.4	-	6.4
Treasury share additions	-	-	-	(289.6)	-	(289.6)	-	(289.6)
Treasury share allocations	-	-	-	112.2	(112.2)	-	-	-
Profit for the year	-	-	-	-	1,816.6	1,816.6	95.7	1,912.3
Exchange adjustments on foreign currency net investments	-	-	(445.5)	-	-	(445.5)	(19.7)	(465.2)
Gain on revaluation of available for sale investments	-	-	32.1	-	-	32.1	-	32.1
Actuarial gain on defined benefit pension plans	-	-	-	-	17.0	17.0	-	17.0
Deferred tax on defined benefit pension plans	-	-	-	-	(24.6)	(24.6)	-	(24.6)
Other comprehensive loss	-	-	(413.4)	-	(7.6)	(421.0)	(19.7)	(440.7)
Dividends paid	-	-	-	-	(751.5)	(751.5)	(87.8)	(839.3)
Non-cash share-based incentive plans (including share options)	-	-	-	-	105.0	105.0	-	105.0
Tax adjustment on share-based payments	-	-	-	-	3.0	3.0	-	3.0
Net movement in own shares held by ESOP Trusts	-	-	-	(31.7)	(182.9)	(214.6)	-	(214.6)
Recognition/remeasurement of financial instruments	-	-	(10.1)	-	(11.7)	(21.8)	-	(21.8)
Acquisition of subsidiaries[2]	-	-	-	-	(63.8)	(63.8)	37.5	(26.3)
Restated balance at 31 December 2017	133.3	568.5	761.7	(1,171.1)	9,194.9	9,487.3	468.8	9,956.1

1 Retained earnings have been restated for the impact of the adoption of IFRS 15: Revenue from Contracts with Customers, as described in note 2.

2 Acquisition of subsidiaries represents movements in retained earnings and non-controlling interests arising from changes in ownership of existing subsidiaries and recognition of non-controlling interests on new acquisitions.

Notes to the unaudited preliminary consolidated financial statements

1.	Basis of accounting

The unaudited preliminary consolidated financial statements are prepared under the historical cost convention, except for the revaluation of certain financial instruments as disclosed in our accounting policies.

2.	Accounting policies

The unaudited preliminary consolidated financial statements comply with the recognition and measurement criteria of International Financial Reporting Standards (IFRS) as adopted by the European Union and issued by the International Accounting Standards Board (IASB) and with the accounting policies of the Group which were set out on pages 113 to 120 of the 2017 Annual Report and Accounts. With the exception of the implementation of IFRS 9: Financial Instruments and IFRS 15: Revenue from Contracts with Customers, which are discussed below, no changes have been made to the Group’s accounting policies in the year ended 31 December 2018.

Whilst the financial information included in this preliminary announcement has been computed in accordance with IFRS, this announcement does not itself contain sufficient information to comply with all IFRS disclosure requirements. The Company’s 2018 Annual Report and Accounts will be prepared in compliance with IFRS. The unaudited preliminary announcement does not constitute a dissemination of the annual financial report and does not therefore need to meet the dissemination requirements for annual financial reports. A separate dissemination announcement in accordance with Disclosure and Transparency Rules (DTR) 6.3 will be made when the annual report and audited financial statements are available on the Company’s website.

Statutory Information

The financial information included in this preliminary announcement does not constitute statutory accounts. The statutory accounts for the year ended 31 December 2017 have been delivered to the Jersey Registrar and received an unqualified auditors’ report. The statutory accounts for the year ended 31 December 2018 will be finalised on the basis of the financial information presented by the directors in this unaudited preliminary announcement and will be delivered to the Jersey Registrar following the Company’s General Meeting. The audit report for the year ended 31 December 2018 has yet to be signed. The announcement of the preliminary results was approved on behalf of the board of directors on 1 March 2019.

Impact of the Adoption of IFRS 9: Financial Instruments

The Group has adopted IFRS 9: Financial Instruments from 1 January 2018 which resulted in the movements in fair value of certain equity investments previously designated as ‘available-for-sale’ being designated as fair value through other comprehensive income or fair value through profit or loss. The cumulative movements in fair value taken to equity up to 31 December 2017 for these investments have been transferred from other reserves to retained earnings, resulting in an increase in retained earnings of £407.4 million and a corresponding decrease in other reserves. Comparative years have not been restated.

The requirement under IFRS 9 to use an expected loss method of impairment of financial assets did not have a material effect on the Group due to the short-term nature of the Group’s trade and other receivables, which are mainly due from large national or multinational companies.

Impact of the Adoption of IFRS 15: Revenue from Contracts with Customers

The Group has adopted IFRS 15: Revenue from Contracts with Customers from 1 January 2018 which resulted in changes in certain aspects of our accounting policies and adjustments to the amounts recognised in the financial statements. In accordance with the transition provisions in IFRS 15, the Group has adopted the new rules retrospectively and has restated comparatives for each prior year presented in the consolidated preliminary financial statements.

The new standard establishes a five step model where consideration received or expected to be received is recognised as revenue when contractual performance obligations are satisfied by transferring control of the relevant goods or services to the customer. Adopting IFRS 15 did not have a significant impact on the timing of the Group’s revenue recognition nor on the Group’s equity.

Notes to the unaudited preliminary consolidated financial statements (continued)

2.	Accounting policies (continued)

However, for certain of our contracts, the adoption of IFRS 15 resulted in a change in our accounting for certain third-party costs. Third-party costs are included in revenue when the Group acts as principal with respect to the services provided to the client and are excluded when the Group acts as agent. Under IFRS 15, the principal versus agent assessment is based on whether the Group controls the relevant services before they are transferred to the client. As a result of the adoption of IFRS 15, there was an increase in third-party costs included in revenue and costs of services. This change increased revenue and costs of services by the same amount and therefore had no impact on gross profit or operating profit.

The following table summarises the impact of adopting IFRS 15 on the Group’s consolidated income statement for the year ended 31 December 2017.

£ million	2017 as previously reported	IFRS 15 adjustments	2017 as restated

Revenue	15,265.4	538.8	15,804.2

Costs of services	(12,090.2)	(538.8)	(12,629.0)

Gross profit	3,175.2	-	3,175.2

Revenue less pass-through costs	13,139.6	30.0	13,169.6

Work in progress includes outlays incurred on behalf of clients, including production costs, and other third-party costs that have not yet been billed and are considered receivables under IFRS 15. As such, £401.1 million of ‘Work in progress’ has been reclassified as ‘Trade and other receivables’ as of 31 December 2017. Other than this reclassification, the impact of the adoption of IFRS 15 on the consolidated balance sheet, consolidated cash flow statement, consolidated statement of changes in equity and earnings per share was immaterial.

IFRS 15 - Revenue recognition policy

The Group is a leading worldwide communications services organisation offering national and multinational clients a comprehensive range of communications services across the Group’s different agencies and specialisms. Contracts often involve multiple agencies offering different services in different countries. As such, the terms of local, regional, and global contracts can vary to meet client needs and regulatory requirements. Consistent with the industry, contracts are typically short-term in nature and tend to be cancellable by either party with 90 days notice. The Group is generally entitled to payment for work performed to date.

The Group is generally paid in arrears for its services. Invoices are typically payable within 30 to 60 days. Revenue comprises commissions and fees earned in respect of amounts billed and is stated exclusive of VAT, sales taxes and trade discounts. Pass-through costs comprise fees paid to external suppliers when they are engaged to perform part or all of a specific project and are charged directly to clients, predominantly media and data collection costs. Costs to obtain a contract are typically expensed as incurred as the contracts are generally short-term in nature.

In most instances, promised services in a contract are not considered distinct or represent a series of services that are substantially the same with the same pattern of transfer to the customer and, as such, are accounted for as a single performance obligation. However, where there are contracts with services that are capable of being distinct, are distinct within the context of the contract, and are accounted for as separate performance obligations, revenue is allocated to each of the performance obligations based on relative standalone selling prices.

Revenue is recognised when a performance obligation is satisfied, in accordance with the terms of the contractual arrangement. Typically performance obligations are satisfied over-time as services are rendered. Revenue recognised over-time is based on the proportion of the level of service performed. Either an input method or an output method, depending on the particular arrangement, is used to measure progress for each performance obligation. For most fee arrangements, costs incurred are used as an objective input measure of performance. The primary input of substantially all work performed under these arrangements is labour. There is normally a direct relationship between costs incurred and the proportion of the contract performed to date.

Notes to the unaudited preliminary consolidated financial statements (continued)

2.	Accounting policies (continued)

In other circumstances, relevant output measures such as the achievement of any project milestones stipulated in the contract is used to assess proportional performance.

For our retainer arrangements, we have a stand ready obligation to perform services on an ongoing basis over the life of the contract. The scope of these arrangements are broad and generally are not reconcilable to another input or output criteria. In these instances, revenue is recognised using a time-based method resulting in straight-line revenue recognition.

The amount of revenue recognised depends on whether we act as an agent or as a principal. Certain arrangements with our clients are such that our responsibility is to arrange for a third party to provide a specified good or service to the client. In these cases we are acting as an agent and we typically do not control the relevant good or service before it is transferred to the client. When we act as an agent, the revenue recorded is the net amount retained. Costs incurred with external suppliers (such as production costs and media suppliers) are excluded from revenue and recorded as work in progress until billed.

The Group acts as principal when we control the specified good or service prior to transfer. When the Group acts as a principal (such as in-house production services, events, data investment management, and branding), the revenue recorded is the gross amount billed. Billings related to out-of-pocket costs such as travel are also recognised at the gross amount billed with a corresponding amount recorded as an expense.

Further details on revenue recognition are detailed by sector below:

Advertising and Media Investment Management

Revenue is typically derived from media placements and advertising services. Revenue may consist of various arrangements involving commissions, fees, incentive-based revenue or a combination of the three, as agreed upon with each client. Revenue for commissions on purchased media is typically recognised at the point in time the media is run.

The Group receives volume rebates from certain suppliers for transactions entered into on behalf of clients that, based on the terms of the relevant contracts and local law, are either remitted to clients or retained by the Group. If amounts are passed on to clients they are recorded as liabilities until settled or, if retained by the Group, are recorded as revenue when earned.

Variable incentive-based revenue typically comprises both quantitative and qualitative elements. Incentive compensation is estimated using the most likely amount and is included in revenue up to the amount that is highly probable not to result in a significant reversal of cumulative revenue recognised. The Group recognises incentive revenue as the related performance obligation is satisfied.

Data Investment Management

Revenue for market research services is typically recognised over-time based on input measures. For certain performance obligations, output measures such as the percentage of interviews completed, percentage of reports delivered to a client and the achievement of any project milestones stipulated in the contract are used to measure progress.

While most of the studies provided in connection with the Group’s market research contracts are undertaken in response to an individual client’s or group of clients’ specifications, in certain instances a study may be developed as an off-the-shelf product offering sold to a broad client base. For these transactions, revenue is recognised when the product is delivered. When the terms of the transaction provide for licensing the right to access a product on a subscription basis, revenue is recognised over the subscription period typically on a straight-line basis.

Public Relations & Public Affairs and Brand Consulting, Health & Wellness and Specialist Communications

Revenue for these services is typically derived from retainer fees and fees for services to be performed subject to specific agreement. Most revenue under these arrangements is earned over-time, in accordance with the terms of the contractual arrangement.

Notes to the unaudited preliminary consolidated financial statements (continued)

2.	Accounting policies (continued)

IFRS 15 - Trade receivables and work in progress policy

Trade receivables are stated net of provisions for bad and doubtful debts. Work in progress includes outlays incurred on behalf of clients, including production costs, and other third-party costs that have not yet been billed and are considered receivables under IFRS 15.

IFRS 15 - Accrued and deferred income policy

Accrued income is a contract asset and is recognised when a performance obligation has been satisfied but has not yet been billed. Contract assets are transferred to receivables when the right to consideration is unconditional and billed per the terms of the contractual agreement.

In certain cases, payments are received from customers prior to satisfaction of performance obligations and recognised as deferred income on the Group’s balance sheet. These balances are considered contract liabilities and are typically related to prepayments for third party expenses that are incurred shortly after billing.

3.	Currency conversion

The presentation currency of the Group is pound sterling and the unaudited preliminary consolidated financial statements have been prepared on this basis.

The 2018 unaudited preliminary consolidated income statement is prepared using, among other currencies, average exchange rates of US$1.3351 to the pound (2017: US$1.2887) and €1.1303 to the pound (2017: €1.1413). The unaudited preliminary consolidated balance sheet as at 31 December 2018 has been prepared using the exchange rates on that day of US$1.2746 to the pound (2017: US$1.3524) and €1.1130 to the pound (2017: €1.1250).

The basis for calculating the constant currency percentage changes, shown on the face of the unaudited preliminary consolidated income statement, is described in the glossary attached to this appendix.

Notes to the unaudited preliminary consolidated financial statements (continued)

4.	Costs of services and general and administrative costs

£ million	2018	2017[1]

Costs of services	12,663.5	12,629.0

General and administrative costs	1,507.5	1,267.0

	14,171.0	13,896.0

Costs of services and general and administrative costs include:

£ million	2018	2017[1]

Staff costs	8,172.6	8,319.0

Establishment costs	871.7	888.6

Media pass-through costs	1,458.0	1,429.4

Data collection pass-through costs	609.2	646.4

Other costs of services and general and administrative costs[2]	3,059.5	2,612.6

	14,171.0	13,896.0

Staff costs include:

£ million	2018	2017

Wages and salaries	5,710.0	5,832.3

Cash-based incentive plans	240.7	219.2

Share-based incentive plans	84.8	105.0

Social security costs	717.5	720.3

Pension costs	191.2	192.0

Severance	37.5	39.5

Other staff costs	1,190.9	1,210.7

	8,172.6	8,319.0

Staff cost to revenue less pass-through costs[3] ratio	63.7%	63.2%

1 Prior year figures have been restated for the impact of the adoption of IFRS 15: Revenue from Contracts with Customers, as described in note 2.

2 Other costs of services and general and administrative costs include £708.6 million (2017: £558.8 million) of other pass-through costs.

3 Revenue less pass-through costs is defined in note 20.

Notes to the unaudited preliminary consolidated financial statements (continued)

4.	Costs of services and general and administrative costs (continued)

Other costs of services and general and administrative costs include:

£ million	2018	2017

Amortisation and impairment of acquired intangible assets	280.0	195.1

Goodwill impairment	183.9	27.1

Gains on disposal of investments and subsidiaries	(235.5)	(129.0)

(Gains)/losses on remeasurement of equity interests arising from a change in scope of ownership	(2.0)	0.3

Investment write-downs	2.0	95.9

Restructuring and transformation costs	302.3	56.8

Amortisation and impairment of acquired intangibles includes an impairment charge in the year of £126.1 million, comprising £58.6 million in regard to certain brand names that are no longer in use and £67.5 million in regard to customer relationships where the underlying clients have been lost.

The goodwill impairment charge of £183.9 million (2017: £27.1 million) primarily relates to a charge of £148.0 million on VMLY&R, with the remaining £35.9 million relating to a number of under-performing businesses in the Group. In certain markets, the impact of current, local economic conditions and trading circumstances on these businesses is sufficiently severe to indicate impairment to the carrying value of goodwill.

Gains on disposal of investments and subsidiaries of £235.5 million in 2018 include a gain of £185.3 million on the disposal of the Group’s interest in Globant S.A. Gains in 2017 include £92.3 million on the sale of the Group’s equity interest in Asatsu-DK Inc following its acquisition by Bain Capital.

Investment write-downs of £95.9 million in 2017 included £53.1 million in relation to comScore Inc, which had not released any financial statements in relation to its 2015, 2016 or 2017 results due to an internal investigation by their Audit Committee. In 2017, the market value of comScore Inc fell below the Group’s carrying value. Other investment write-downs relate to certain non-core minority investments in the US where forecast financial performance and/or liquidity issues indicate a permanent decline in the recoverability of the Group’s investment.

In 2018, restructuring and transformation costs of £302.3 million comprise £210.3 million of restructuring costs and £92.0 million transformation costs with respect to strategic initiatives like co-locations in major cities, IT transformation and shared services. In the fourth quarter of 2018, £234.0 million of restructuring and transformation costs were incurred in relation to the strategic review of the Group’s operations, as outlined in the Investor Day on 11 December 2018. As part of that review, restructuring actions have been taken to right-size underperforming businesses, address high cost severance markets and simplify operational structures. Further restructuring and transformation costs will be incurred in 2019, 2020 and 2021. The remaining £68.3 million primarily relates to restructuring costs recorded in the first half and transformation costs in relation to the continuing global IT transformation program.

In 2017, restructuring and transformation costs of £56.8 million predominantly comprise £33.7 million of severance costs arising from a structural assessment of certain of the Group’s operations, primarily in the mature markets; and £12.8 million of costs resulting from the project to transform and rationalise the Group’s IT services and infrastructure including costs relating to the cyber attack in June 2017.

Operating profit includes credits totalling £29.9 million (2017: £44.8 million) relating to the release of excess provisions and other balances established in respect of acquisitions completed prior to 2017.

Notes to the unaudited preliminary consolidated financial statements (continued)

5.	Share of results of associates

Share of results of associates include:

£ million	2018	2017
Share of profit before interest and taxation	123.8	145.1
Share of exceptional (losses)/gains	(41.7)	0.8
Share of interest and non-controlling interests	(9.7)	(7.8)
Share of taxation	(28.9)	(24.6)
	43.5	113.5
6. Finance income, finance costs and revaluation of financial instruments Finance income includes:
£ million	2018	2017
Income from equity investments	15.4	16.8
Interest income	89.4	78.4
	104.8	95.2
Finance costs include:
£ million	2018	2017
Net interest expense on pension plans	4.4	6.3
Interest on other long-term employee benefits	4.0	3.9
Interest payable and similar charges	280.9	259.6
	289.3	269.8
Revaluation of financial instruments include:
£ million	2018	2017
Movements in fair value of treasury instruments	(12.4)	1.1
Revaluation of investments held at fair value through profit or loss	68.2	-
Revaluation of put options over non-controlling interests	34.5	52.5
Revaluation of payments due to vendors (earnout agreements)	82.6	208.6
	172.9	262.2

Notes to the unaudited preliminary consolidated financial statements (continued)

7.	Segmental analysis

Reported contributions by operating sector were as follows:

£ million	2018	2017[1]
Revenue
Advertising and Media Investment Management	7,132.4	7,368.7
Data Investment Management	2,582.5	2,703.4
Public Relations & Public Affairs	1,210.7	1,204.0
Brand Consulting, Health & Wellness and Specialist Communications	4,676.8	4,528.1
	15,602.4	15,804.2
Revenue less pass-through costs[2]
Advertising and Media Investment Management	5,529.7	5,889.3
Data Investment Management	1,965.4	2,052.1
Public Relations & Public Affairs	1,136.3	1,140.6
Brand Consulting, Health & Wellness and Specialist Communications	4,195.2	4,087.6
	12,826.6	13,169.6
Headline PBIT[3]
Advertising and Media Investment Management	972.4	1,109.0
Data Investment Management	301.1	350.3
Public Relations & Public Affairs	183.7	183.2
Brand Consulting, Health & Wellness and Specialist Communications	590.1	624.6
	2,047.3	2,267.1
Headline PBIT margin[4]
Advertising and Media Investment Management	17.6%	18.8%
Data Investment Management	15.3%	17.1%
Public Relations & Public Affairs	16.2%	16.1%
Brand Consulting, Health & Wellness and Specialist Communications	14.1%	15.3%
	16.0%	17.2%

1 Prior year figures have been restated for the impact of the adoption of IFRS 15: Revenue from Contracts with Customers, as described in note 2.

2 Revenue less pass-through costs is defined in note 20.

3 Headline PBIT is defined in note 20.

4 Headline PBIT margin is defined in note 20. Previously referred to as revenue less pass-through costs margin.

Notes to the unaudited preliminary consolidated financial statements (continued)

7.	Segmental analysis (continued)

Reported contributions by geographical area were as follows:

£ million	2018	2017[1]
Revenue
North America[2]	5,371.0	5,659.2
United Kingdom	2,189.4	2,133.4
Western Continental Europe	3,335.3	3,230.6
Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe	4,706.7	4,781.0
	15,602.4	15,804.2
Revenue less pass-through costs[3]
North America[2]	4,474.2	4,793.9
United Kingdom	1,691.3	1,688.0
Western Continental Europe	2,735.4	2,630.6
Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe	3,925.7	4,057.1
	12,826.6	13,169.6
Headline PBIT[4]
North America[2]	804.0	937.4
United Kingdom	244.6	280.0
Western Continental Europe	372.7	376.0
Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe	626.0	673.7
	2,047.3	2,267.1
Headline PBIT margin[5]
North America	18.0%	19.6%
United Kingdom	14.5%	16.6%
Western Continental Europe	13.6%	14.3%
Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe	15.9%	16.6%
	16.0%	17.2%

1 Prior year figures have been restated for the impact of the adoption of IFRS 15: Revenue from Contracts with Customers, as described in note 2.

2 North America includes the US with revenue of £5,074.1 million (2017: £5,336.3 million), revenue less pass-through costs of £4,236.7 million (2017: £4,535.3 million) and headline PBIT of £761.6 million (2017: £890.3 million).

3 Revenue less pass-through costs is defined in note 20.

4 Headline PBIT is defined in note 20.

5 Headline PBIT margin is defined in note 20. Previously referred to as revenue less pass-through costs margin.

Notes to the unaudited preliminary consolidated financial statements (continued)

8.	Taxation

The tax rate on reported PBT was 22.1% (2017: 9.3%). The headline tax rate was 22.5% (2017: 22.0%). The cash tax rate on headline PBT1 was 20.6% (2017: 20.3%).

Given the Group’s geographic mix of profits and the changing international tax environment, the headline tax rate is expected to increase slightly over the next few years. The tax charge may also be affected by the impact of acquisitions, disposals and other corporate restructurings, the resolution of open tax issues, and the ability to use brought forward tax losses.

Changes in local or international tax rules, or challenges by tax or competition authorities, for example, the European Commission’s state aid investigation into Group Financing Exemption in the UK CFC rules announced in October 2017, may expose the Group to additional tax liabilities or impact the carrying value of deferred tax assets, which could affect the future tax charge.

The tax charge comprises:

£ million	2018	2017
Corporation tax
Current year	481.9	523.4
Prior years	(111.8)	(98.6)
	370.1	424.8
Deferred tax
Current year	(49.0)	(235.2)
Prior years	2.8	7.4
	(46.2)	(227.8)
Tax charge	323.9	197.0

The calculation of the headline tax rate is as follows:

£ million	2018	2017
Headline PBT[1]	1,862.8	2,092.5
Tax charge	323.9	197.0
Tax (charge)/credit relating to gains on disposal of investments and subsidiaries	(0.8)	2.1
Deferred tax impact of the amortisation of acquired intangible assets and other goodwill items	30.1	45.0
Tax credit relating to restructuring and transformation costs	52.3	10.0
Tax impact of US tax reform	14.3	206.0
Deferred tax relating to gains on disposal of investments and subsidiaries	(0.7)	0.2
Headline tax charge	419.1	460.3
Headline tax rate	22.5%	22.0%

The Group has a number of open tax returns and is subject to various ongoing tax audits in respect of which it has recognised potential liabilities, none of which are individually material. The Group does not currently expect any material additional charges, or credits, to arise in respect of these matters, beyond the amounts already provided. Liabilities relating to these open and judgemental matters are based upon estimates of whether additional taxes will be due after taking into account external advice where appropriate. Where the final tax outcome of these matters is different from the amounts which were initially recorded then such differences will impact the current and deferred income tax assets and liabilities in the period in which such determination is made.

1 Headline PBT is defined in note 20.

Notes to the unaudited preliminary consolidated financial statements (continued)

9.	Ordinary dividends

The Board has recommended a final dividend of 37.3p (2017: 37.3p) per ordinary share in addition to the interim dividend of 22.7p (2017: 22.7p) per share. This makes a total for the year of 60.0p (2017: 60.0p). Payment of the final dividend of 37.3p per ordinary share will be made on 8 July 2019 to holders of ordinary shares in the Company on 14 June 2019.

10.	Earnings per share

Basic EPS

The calculation of basic reported and headline EPS is as follows:

	2018	2017	+/(-)%	Constant Currency +/(-)%
Reported earnings[1] (£ million)	1,062.9	1,816.6
Headline earnings (£ million) (note 20)	1,362.5	1,536.5
Average shares used in basic EPS calculation (million)	1,247.8	1,261.1
Reported EPS	85.2p	144.0p	(40.8)	(39.0)
Headline EPS	109.2p	121.8p	(10.3)	(8.1)

Diluted EPS

The calculation of diluted reported and headline EPS is as follows:

	2018	2017	+/(-)%	Constant Currency +/(-)%
Diluted reported earnings (£ million)	1,062.9	1,816.6
Diluted headline earnings (£ million)	1,362.5	1,536.5
Average shares used in diluted EPS calculation (million)	1,261.2	1,275.8
Diluted reported EPS	84.3p	142.4p	(40.8)	(38.9)
Diluted headline EPS	108.0p	120.4p	(10.3)	(8.1)

A reconciliation between the shares used in calculating basic and diluted EPS is as follows:

million	2018	2017
Average shares used in basic EPS calculation	1,247.8	1,261.1
Dilutive share options outstanding	1.6	1.8
Other potentially issuable shares	11.8	12.9
Shares used in diluted EPS calculation	1,261.2	1,275.8

At 31 December 2018 there were 1,332,678,227 (2017: 1,332,511,552) ordinary shares in issue.

1 Reported earnings is equivalent to profit for the year attributable to equity holders of the parent.

Notes to the unaudited preliminary consolidated financial statements (continued)

11.	Analysis of cash flows

The following tables analyse the items included within the main cash flow headings on page 13:

Net cash inflow from operating activities:

£ million	2018	2017
Profit for the year	1,139.4	1,912.3
Taxation	323.9	197.0
Revaluation of financial instruments	(172.9)	(262.2)
Finance costs	289.3	269.8
Finance income	(104.8)	(95.2)
Share of results of associates	(43.5)	(113.5)
Operating profit	1,431.4	1,908.2
Adjustments for:
Non-cash share-based incentive plans (including share options)	84.8	105.0
Depreciation of property, plant and equipment	225.1	230.7
Goodwill impairment	183.9	27.1
Amortisation and impairment of acquired intangible assets	280.0	195.1
Amortisation of other intangible assets	38.7	36.3
Investment write-downs	2.0	95.9
Gains on disposal of investments and subsidiaries	(235.5)	(129.0)
(Gains)/losses on remeasurement of equity interests arising from a change in scope of ownership	(2.0)	0.3
Losses on sale of property, plant and equipment	0.6	1.1
Operating cash flow before movements in working capital and provisions	2,009.0	2,470.7
Movements in trade working capital	202.0	(261.2)
Movements in other working capital and provisions	(36.3)	(270.6)
Cash generated by operations	2,174.7	1,938.9
Corporation and overseas tax paid	(383.6)	(424.7)
Interest and similar charges paid	(252.8)	(246.6)
Interest received	90.4	76.9
Investment income	15.4	16.8
Dividends from associates	49.7	46.8
	1,693.8	1,408.1

Notes to the unaudited preliminary consolidated financial statements (continued)

11.	Analysis of cash flows (continued)

Acquisitions and disposals:

£ million	2018	2017
Initial cash consideration	(126.7)	(214.8)
Cash and cash equivalents acquired (net)[1]	(3.8)	28.9
Earnout payments	(120.2)	(199.1)
Purchase of other investments (including associates)	(48.1)	(92.5)
Proceeds on disposal of investments and subsidiaries[2]	849.0	296.0
Acquisitions and disposals	550.2	(181.5)
Cash consideration for non-controlling interests	(109.9)	(47.3)
Net acquisition payments and investments	440.3	(228.8)

Share repurchases and buy-backs:

£ million	2018	2017
Purchase of own shares by ESOP Trusts	(102.8)	(214.6)
Shares purchased into treasury	(104.3)	(289.6)
	(207.1)	(504.2)

Net (decrease)/increase in borrowings:

£ million	2018	2017
(Decrease)/increase in drawings on bank loans	(819.3)	785.6
Proceeds from issue of €250 million bonds	218.8	214.0
Proceeds from issue of €500 million bonds	438.0	-
Repayment of €252 million bonds	(220.0)	-
Partial repayment of $300 million bonds	(20.8)	-
Partial repayment of $500 million bonds	(37.3)	-
Repayment of £400 million bonds	-	(400.0)
	(440.6)	599.6

Cash and cash equivalents:

£ million	2018	2017
Cash at bank and in hand	2,010.8	2,049.6
Short-term bank deposits	632.4	341.8
Overdrafts[3]	(442.0)	(393.2)
	2,201.2	1,998.2

1 In 2018, cash and cash equivalents acquired comprises £11.3 million from acquisitions offset by £15.1 million from disposals.

2 Proceeds on disposal of investments and subsidiaries includes return of capital from investments in associates.

3 Bank overdrafts are included in cash and cash equivalents because they form an integral part of the Group’s cash management.

Notes to the unaudited preliminary consolidated financial statements (continued)

12.	Net debt

£ million	2018	2017
Cash and short-term deposits	2,643.2	2,391.4
Bank overdrafts, bonds and bank loans due within one year	(1,025.1)	(624.1)
Bonds and bank loans due after one year	(5,634.8)	(6,250.4)
	(4,016.7)	(4,483.1)

The Group estimates that the fair value of corporate bonds is £5,965.7 million at 31 December 2018 (2017: £5,816.5 million). The Group considers that the carrying amount of bank loans at 31 December 2018 of £186.8 million (2017: £993.4 million) approximates their fair value.

The following table is an analysis of future anticipated cash flows in relation to the Group’s debt, on an undiscounted basis which, therefore, differs from the carrying value:

£ million	2018	2017
Within one year	(748.4)	(391.7)
Between one and two years	(596.8)	(896.3)
Between two and three years	(937.1)	(584.3)
Between three and four years	(742.5)	(1,537.8)
Between four and five years	(786.8)	(487.9)
Over five years	(4,199.7)	(4,519.1)
Debt financing (including interest) under the Revolving Credit Facility and in relation to unsecured loan notes	(8,011.3)	(8,417.1)
Short-term overdrafts – within one year	(442.0)	(393.2)
Future anticipated cash flows	(8,453.3)	(8,810.3)
Effect of discounting/financing rates	1,793.4	1,935.8
Debt financing	(6,659.9)	(6,874.5)
Cash and short-term deposits	2,643.2	2,391.4
Net debt	(4,016.7)	(4,483.1)

13.	Goodwill and acquisitions

Goodwill in relation to subsidiary undertakings increased by £249.9 million (2017: decreased by £261.4 million) in the year. This movement primarily relates to the effect of currency translation, partially offset by impairment charges of £183.9 million. This movement also includes both goodwill arising on acquisitions completed in the year and adjustments to goodwill relating to acquisitions completed in prior years.

The contribution to revenue and operating profit of acquisitions completed in the year was not material. There were no material acquisitions completed during the year or between 31 December 2018 and the date these preliminary consolidated financial statements were approved.

14.	Other intangible assets

The following are included in other intangibles:

£ million	2018	2017
Brands with an indefinite useful life	1,132.8	1,081.3
Acquired intangibles	594.8	829.1
Other (including capitalised computer software)	114.4	108.0
	1,842.0	2,018.4

Notes to the unaudited preliminary consolidated financial statements (continued)

15.	Trade and other receivables

Amounts falling due within one year:

£ million	2018	2017[1]
Trade receivables	8,062.2	7,889.7
Work in progress	366.5	401.1
VAT and sales taxes recoverable	264.2	202.3
Prepayments	287.3	298.3
Accrued income	3,541.2	3,205.8
Fair value of derivatives	1.3	1.0
Other debtors	578.8	532.5
	13,101.5	12,530.7

Amounts falling due after more than one year:

£ million	2018	2017
Prepayments	3.0	3.6
Accrued income	16.5	20.5
Fair value of derivatives	8.4	2.1
Other debtors	152.1	150.0
	180.0	176.2

The Group has applied the practical expedient permitted by IFRS 15 to not disclose the transaction price allocated to performance obligations unsatisfied (or partially unsatisfied) as of the end of the reporting period as contracts typically have an original expected duration of a year or less.

A bad debt expense of £55.1 million (2017: £19.0 million) was recognised on the Group’s trade receivables in the year.

The Group considers that the carrying amount of trade and other receivables approximates their fair value.

16.	Trade and other payables: amounts falling due within one year

£ million	2018	2017
Trade payables	10,524.3	9,893.0
Deferred income	1,253.6	1,212.1
Payments due to vendors (earnout agreements)	148.2	180.7
Liabilities in respect of put option agreements with vendors	36.8	38.6
Fair value of derivatives	2.6	3.5
Other creditors and accruals	3,072.9	2,913.2
	15,038.4	14,241.1

The Group considers that the carrying amount of trade and other payables approximates their fair value.

1 Prior year figures have been restated for the impact of the adoption of IFRS 15: Revenue from Contracts with Customers, as described in note 2.

Notes to the unaudited preliminary consolidated financial statements (continued)

17.	Trade and other payables: amounts falling due after more than one year

£ million	2018	2017

Payments due to vendors (earnout agreements)	266.5	450.0
Liabilities in respect of put option agreements with vendors	205.2	219.5
Fair value of derivatives	14.2	3.3
Other creditors and accruals	355.5	320.0
	841.4	992.8

The Group considers that the carrying amount of trade and other payables approximates their fair value.

The following table sets out payments due to vendors, comprising contingent consideration and the directors’ best estimates of future earnout related obligations:

£ million	2018	2017

Within one year	148.2	180.7
Between 1 and 2 years	140.2	128.3
Between 2 and 3 years	38.5	144.1
Between 3 and 4 years	50.3	58.3
Between 4 and 5 years	20.4	103.1
Over 5 years	17.1	16.2
	414.7	630.7

The Group’s approach to payments due to vendors is outlined in note 22. The following table sets out the movements of deferred and earnout related obligations during the year:

£ million	2018	2017

At the beginning of the year	630.7	976.5
Earnouts paid	(120.2)	(199.1)
New acquisitions	48.6	163.7
Revision of estimates taken to goodwill	(68.3)	(60.7)
Revaluation of payments due to vendors (note 6)	(82.6)	(208.6)
Exchange adjustments	6.5	(41.1)
At the end of the year	414.7	630.7

The Group does not consider there to be any material contingent liabilities as at 31 December 2018. 18. Issued share capital

Number of equity ordinary shares (million)	2018	2017

At the beginning of the year	1,332.5	1,331.9
Exercise of share options	0.2	0.6

At the end of the year	1,332.7	1,332.5

19.	Related party transactions

From time to time the Group enters into transactions with its associate undertakings. These transactions were not material for either year presented.

Notes to the unaudited preliminary consolidated financial statements (continued)

20.	Non-GAAP measures of performance

Management includes non-GAAP measures as they consider these measures to be both useful and necessary. They are used by management for internal performance analyses; the presentation of these measures facilitates comparability with other companies, although management’s measures may not be calculated in the same way as similarly titled measures reported by other companies; and these measures are useful in connection with discussions with the investment community.

Reconciliation of revenue to revenue less pass-through costs for the year ended 31 December 2018:

£ million	2018	2017[1]

Revenue	15,602.4	15,804.2

Media pass-through costs	(1,458.0)	(1,429.4)

Data collection pass-through costs	(609.2)	(646.4)

Other pass-through costs	(708.6)	(558.8)

Revenue less pass-through costs	12,826.6	13,169.6

Pass-through costs comprise fees paid to external suppliers when they are engaged to perform part or all of a specific project and are charged directly to clients, predominantly media and data collection costs. This includes the cost of media where the Group’s media investment management sub-sector is buying digital media for its own account on a transparent opt-in basis and, as a result, the subsequent media pass-through costs have to be accounted for as revenue, as well as billings. In addition, the data investment management sector, which forms a significant part of the Group’s revenue and in which none of the Group’s direct competitors have a significant presence, includes pass-through costs, principally for data collection. Therefore, management considers that revenue less pass-through costs gives a helpful reflection of top-line performance.

Reconciliation of profit before interest and taxation to headline PBIT for the year ended 31 December 2018:

£ million	2018	2017

Profit before interest and taxation	1,474.9	2,021.7

Amortisation and impairment of acquired intangible assets	280.0	195.1

Goodwill impairment	183.9	27.1

Gains on disposal of investments and subsidiaries	(235.5)	(129.0)

(Gains)/losses on remeasurement of equity interests arising from a change in scope of ownership	(2.0)	0.3

Investment write-downs	2.0	95.9

Restructuring and transformation costs	302.3	56.8

Share of exceptional losses/(gains) of associates	41.7	(0.8)

Headline PBIT	2,047.3	2,267.1

Finance income	104.8	95.2

Finance costs	(289.3)	(269.8)

	(184.5)	(174.6)

Interest cover on headline PBIT	11.1 times	13.0 times

Headline PBIT is one of the metrics that management uses to assess the performance of the business.

1 Prior year figures have been restated for the impact of the adoption of IFRS 15: Revenue from Contracts with Customers, as described in note 2.

Notes to the unaudited preliminary consolidated financial statements (continued)

20. Non-GAAP measures of performance (continued)

Headline PBIT margin1 before and after share of results of associates:

£ million	Margin	2018	Margin[2]	2017[2]
Revenue less pass-through costs		12,826.6		13,169.6
Headline PBIT	16.0%	2,047.3	17.2%	2,267.1
Share of results of associates (excluding exceptional gains/losses)		85.2		112.7
Headline operating profit	15.3%	1,962.1	16.4%	2,154.4

Calculation of headline EBITDA:

£ million	2018	2017
Headline PBIT (as above)	2,047.3	2,267.1
Depreciation of property, plant and equipment	225.1	230.7
Amortisation of other intangible assets	38.7	36.3
Headline EBITDA	2,311.1	2,534.1

Headline EBITDA is a key metric that private equity firms, for example, use for valuing companies, and is one of the metrics that management uses to assess the performance of the business.

Calculation of headline non-controlling interests:

£ million	2018	2017
Non-controlling interests	76.5	95.7
Non-controlling interests relating to restructuring and transformation costs	4.7	-
Headline non-controlling interests	81.2	95.7

Reconciliation of profit before taxation to headline PBT and headline earnings for the year ended 31 December 2018:

£ million	2018	2017
Profit before taxation	1,463.3	2,109.3
Amortisation and impairment of acquired intangible assets	280.0	195.1
Goodwill impairment	183.9	27.1
Gains on disposal of investments and subsidiaries	(235.5)	(129.0)
(Gains)/losses on remeasurement of equity interests arising from a change in scope of ownership	(2.0)	0.3
Investment write-downs	2.0	95.9
Restructuring and transformation costs	302.3	56.8
Share of exceptional losses/(gains) of associates	41.7	(0.8)
Revaluation of financial instruments	(172.9)	(262.2)
Headline PBT	1,862.8	2,092.5
Headline tax charge (note 8)	(419.1)	(460.3)
Headline non-controlling interests	(81.2)	(95.7)
Headline earnings	1,362.5	1,536.5
Ordinary dividends	747.4	751.5
Dividend cover on headline earnings	1.8 times	2.0 times

Headline PBT and headline earnings are metrics that management use to assess the performance of the business.

1  Previously referred to as revenue less pass-through costs margin.

2  Prior year figures have been restated for the impact of the adoption of IFRS 15: Revenue from Contracts with Customers, as described in note 2.

Notes to the unaudited preliminary consolidated financial statements (continued)

20. Non-GAAP measures of performance (continued)

Reconciliation of free cash flow for the year ended 31 December 2018:

£ million	2018	2017[1]
Cash generated by operations (note 11)	2,174.7	1,938.9
Plus:
Interest received	90.4	76.9
Investment income	15.4	16.8
Dividends from associates	49.7	46.8
Share option proceeds	1.2	6.4
Proceeds on disposal of property, plant and equipment	9.5	8.0
Less:
Earnout payments	(120.2)	(199.1)
Interest and similar charges paid	(252.8)	(246.6)
Purchase of property, plant and equipment	(314.8)	(288.9)
Purchase of other intangible assets (including capitalised computer software)	(60.4)	(37.3)
Corporation and overseas tax paid	(383.6)	(424.7)
Dividends paid to non-controlling interests in subsidiary undertakings	(106.2)	(87.8)
Free cash flow	1,102.9	809.4

The Group bases its internal cash flow objectives on free cash flow. Management believes free cash flow is meaningful to investors because it is the measure of the Group’s funds available for acquisition related payments, dividends to share owners, share repurchases and debt repayment. The purpose of presenting free cash flow is to indicate the ongoing cash generation within the control of the Group after taking account of the necessary cash expenditures of maintaining the capital and operating structure of the Group (in the form of payments of interest, corporate taxation and capital expenditure).

Constant currency and pro forma (‘like-for-like’)

These preliminary consolidated financial statements are presented in pounds sterling. However, the Group’s significant international operations give rise to fluctuations in foreign exchange rates. To neutralise foreign exchange impact and illustrate the underlying change in revenue and profit from one year to the next, the Group has adopted the practice of discussing results in both reportable currency (local currency results translated into pounds sterling at the prevailing foreign exchange rate) and constant currency.

Management also believes that discussing pro forma or like-for-like contributes to the understanding of the Group’s performance and trends because it allows for meaningful comparisons of the current year to that of prior years.

Further details of the constant currency and pro forma methods are given in the glossary on page 41.

1 Prior year free cash flow has been re-presented to include movements in working capital and provisions and exclude earnout payments.

Notes to the unaudited preliminary consolidated financial statements (continued)

21.	Going concern and liquidity risk

In considering going concern and liquidity risk, the directors have reviewed the Group’s future cash requirements and earnings projections. The directors believe these forecasts have been prepared on a prudent basis and have also considered the impact of a range of potential changes to trading performance. The directors have concluded that the Group should be able to operate within its current facilities and comply with its banking covenants for the foreseeable future and therefore believe it is appropriate to prepare the financial statements of the Group on a going concern basis.

At 31 December 2018, the Group has access to £8.4 billion of committed facilities with maturity dates spread over the years 2019 to 2046 as illustrated below:

£ million
		2019	2020	2021	2022	2023+
£ bonds £400m (2.875% ‘46)	400.0					400.0
US bond $450m (5.625% ‘43)	353.3					353.3
US bond $272m (5.125% ’42)	213.1					213.1
Eurobonds €600m (1.625% ’30)	539.1					539.1
Eurobonds €750m (2.25%,’26)	673.9					673.9
Eurobonds €500m (1.375% ’25)	449.2					449.2
US bond $750m (3.75%,’24)	588.4					588.4
Eurobonds €750m (3.0% ’23)	673.9					673.9
US bond $500m (3.625% ’22)	392.3				392.3
Eurobonds €250m (3m EURIBOR + 0.45% ’22)	224.6				224.6
US bond $812m (4.75% ’21)	637.4			637.4
Bank revolver ($2,500m ‘21)	1,961.4			1,961.4
Bank revolver (A$150m ’19, A$370m ‘21)	287.3	82.9		204.4
£ bonds £200m (6.375% ’20)	200.0		200.0
Eurobonds €250m (3m EURIBOR + 0.32% ’20)	224.6		224.6
Eurobonds €600m (0.75% ’19)	539.1	539.1
Total committed facilities available	8,357.6	622.0	424.6	2,803.2	616.9	3,890.9
Drawn down facilities at 31 December 2018	6,282.9	571.1	424.6	779.4	616.9	3,890.9
Undrawn committed credit facilities	2,074.7
Drawn down facilities at 31 December 2018	6,282.9
Net cash at 31 December 2018	(2,201.2)
Other adjustments	(65.0)
Net debt at 31 December 2018	4,016.7

Given the strong cash generation of the business, its debt maturity profile and available facilities, the directors believe the Group has sufficient liquidity to match its requirements for the foreseeable future.

Treasury management

The Group’s treasury activities are principally concerned with monitoring of working capital, managing external and internal funding requirements and monitoring and managing financial market risks, in particular risks from movements in interest and foreign exchange rates.

The Group’s risk management policies relating to foreign currency risk, interest rate risk, liquidity risk, capital risk and credit risk are presented in the notes to the consolidated financial statements of the 2017 Annual Report and Accounts and in the opinion of the Board remain relevant at 31 December 2018.

Notes to the unaudited preliminary consolidated financial statements (continued)

22.	Financial instruments

The fair values of financial assets and liabilities are based on quoted market prices where available. Where the market value is not available, the Group has estimated relevant fair values on the basis of publicly available information from outside sources or on the basis of discounted cash flow models where appropriate.

The following table provides an analysis of financial instruments that are measured subsequent to initial recognition at fair value, grouped into levels 1 to 3 based on the degree to which the fair value is observable, or based on observable inputs:

Level 1 fair value measurements are those derived from quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2 fair value measurements are those derived from inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices);

Level 3 fair value measurements are those derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data (unobservable inputs).

£ million	Level 1	Level 2	Level 3
Derivatives in designated hedge relationships
Derivative assets	-	8.4	-
Derivative liabilities	-	(14.2)	-
Held at fair value through profit or loss
Derivative assets	-	1.3	-
Derivative liabilities	-	(2.6)	-
Payments due to vendors (earnout agreements) (note 17)	-	-	(414.7)
Liabilities in respect of put options	-	-	(242.0)
Equity investments
Other investments	128.5	-	538.2

Reconciliation of level 3 fair value measurements1:

£ million	Liabilities in respect of put options	Other investments
1 January 2018	(258.1)	820.3
Gains recognised in the income statement	34.5	61.1
Losses recognised in other comprehensive income	-	(140.6)
Additions	(43.5)	35.0
Disposals	-	(237.3)
Reclassification from other investments to interests in associates	-	(0.3)
Cancellations	2.2	-
Settlements	21.8	-
Exchange adjustments	1.1	-
31 December 2018	(242.0)	538.2

1 Payments due to vendors (earnout agreements) are reconciled in note 17.

Notes to the unaudited preliminary consolidated financial statements (continued)

22.	Financial instruments (continued)

Payments due to vendors and liabilities in respect of put options

Future anticipated payments due to vendors in respect of contingent consideration (earnout agreements) are recorded at fair value, which is the present value of the expected cash outflows of the obligations. Liabilities in respect of put option agreements are initially recorded at the present value of the redemption amount in accordance with IAS 32 and subsequently measured at fair value in accordance with IFRS 9. Both types of obligations are dependent on the future financial performance of the entity and it is assumed that future profits are in line with directors’ estimates. The directors derive their estimates from internal business plans together with financial due diligence performed in connection with the acquisition. At 31 December 2018, the weighted average growth rate in estimating future financial performance was 22.7%, which reflects the prevalence of recent acquisitions in the faster growing markets and new media sectors. The risk adjusted discount rate applied to these obligations at 31 December 2018 was 2.9%.

A one percentage point increase or decrease in the growth rate in estimated future financial performance would increase or decrease the combined liabilities due to earnout agreements and put options by approximately £6.8 million and £10.4 million, respectively. A 0.5 percentage point increase or decrease in the risk adjusted discount rate would decrease or increase the combined liabilities by approximately £7.1 million and £7.2 million, respectively. An increase in the liability would result in a loss in the revaluation of financial instruments (note 6), while a decrease would result in a gain.

Other investments

Other investments include equity investments designated as fair value through profit or loss and fair value through other comprehensive income as follows:

£ million	2018
Fair value through profit or loss	319.5
Fair value through other comprehensive income	347.2
666.7

Other investments included in level 1 are based on quoted market prices. Other investments included in level 3 are unlisted securities, where market value is not readily available. The Group has estimated relevant fair values on the basis of publicly available information from outside sources. The sensitivity to changes in unobservable inputs is specific to each individual investment.

Notes to the unaudited preliminary consolidated financial statements (continued)

23.	Principal risks and uncertainties

The Board regularly reviews the principal risks and uncertainties affecting the Group and these are summarised below:

Clients

∎

The Group competes for clients in a highly competitive and evolving industry which requires agency groups to offer seamlessly integrated services and client loss or consolidation or a reduction in marketing budgets due to economic conditions, may have a material adverse effect on the Group’s market share and its business, revenues, results of operations, financial condition or prospects.

∎

The Group receives a significant portion of its revenues from a limited number of large clients and the net loss of one or more of these clients could have a material adverse effect on the Group’s prospects, business, financial condition and results of operations.

Data Security

∎	Existing and proposed data protection laws concerning user privacy, use of personal information, consent and online tracking may restrict the Group’s activities and increase our costs.
∎

The Group is carrying out an IT transformation project and is reliant on third parties for the performance of a significant part of its information technology and operational functions. A failure to provide these functions could have an adverse effect on the Group’s business. During transformation the Group is still reliant on legacy systems which could restrict the Group’s ability to change rapidly.

∎

The Group stores, transmits and relies on critical and sensitive data. Security of this type of data is exposed to escalating external threats that are increasing in sophistication as well as internal breaches.

Financial

∎	The Group is subject to credit risk through the default of a client or other counterparty.

Operational

∎	The Group’s performance could be adversely impacted if it failed to ensure adequate internal control procedures are in place in relation to the Group’s media trading.
∎

The Group has commenced a three year strategic plan to return the business to growth by the end of 2021 which includes the merger of some operations, disposals and the simplification of the group structure. A failure or delay in implementing the strategic plan may have a material adverse effect on the Group’s market share and its business, revenues, results of operations, financial condition or prospects.

People and Succession

∎

The Group’s performance could be adversely affected if it were unable to attract and retain key talent or had inadequate talent management and succession planning for key management roles at the parent and operating companies.

Regulatory, Sanctions, Anti-Trust and Taxation

∎	The Group may be subject to regulations restricting its activities or effecting changes in taxation.
∎	The Group is subject to anti-corruption, anti-bribery and anti-trust legislation and enforcement in the countries in which it operates.
∎

Civil liabilities or judgements against the Company or its directors or officers based on United States federal or state securities laws may not be enforceable in the United States or in England and Wales or in Jersey.

∎

The Group is subject to the laws of the United States, EU and other jurisdictions regulating and imposing sanctions on the supply of services to certain countries. Failure to comply with these laws could expose the Group to civil and criminal penalties.

Appendix 2: Preliminary results for the year ended 31 December 2018 in reportable US Dollars1

Unaudited illustrative preliminary consolidated income statement for the year ended 31 December 2018

$ million	2018	2017[2]	+/(-)%
Billings	74,352.7	71,753.8	3.6

Revenue	20,795.4	20,399.7	1.9
Costs of services	(16,902.5)	(16,278.1)	(3.8)
Gross profit	3,892.9	4,121.6	(5.5)
General and administrative costs	(1,979.6)	(1,634.7)	(21.1)
Operating profit	1,913.3	2,486.9	(23.1)
Share of results of associates	56.4	147.4	(61.7)
Profit before interest and taxation	1,969.7	2,634.3	(25.2)
Finance income	141.0	122.8	14.8
Finance costs	(386.9)	(347.6)	(11.3)
Revaluation of financial instruments	224.4	346.4	-
Profit before taxation	1,948.2	2,755.9	(29.3)
Taxation	(427.9)	(249.1)	(71.8)
Profit for the year	1,520.3	2,506.8	(39.4)

Attributable to:
Equity holders of the parent	1,418.7	2,382.4	(40.5)
Non-controlling interests	101.6	124.4	18.3
	1,520.3	2,506.8	(39.4)

Revenue less pass-through costs	17,094.9	16,997.0	0.6
Headline PBIT	2,701.5	2,953.4	(8.5)
Headline PBIT margin[3]	15.8%	17.4%	(1.6)[4]
Headline PBT	2,455.6	2,728.6	(10.0)

Reported earnings per share[5]
Basic earnings per ordinary share	113.7 ¢	188.9 ¢	(39.8)
Diluted earnings per ordinary share	112.5 ¢	186.7 ¢	(39.7)

Headline earnings per share[5]
Basic earnings per ordinary share	143.7 ¢	159.8 ¢	(10.1)
Diluted earnings per ordinary share	142.1 ¢	158.0 ¢	(10.1)

1 The unaudited consolidated income statement above is presented in reportable US Dollars for information purposes only and has been prepared assuming the US Dollar is the reporting currency of the Group, whereby local currency results are translated into US Dollars at actual monthly average exchange rates in the years presented. Among other currencies, this includes an average exchange rate of US$1.3351 to the pound for the year ended 31 December 2018 (2017: US$1.2887).

2 Prior year figures have been restated for the impact of the adoption of IFRS 15: Revenue from Contracts with Customers, as described in note 2.

3 Previously referred to as revenue less pass-through costs margin.

4 Margin points.

5 The basis of the calculations of the Group’s earnings per share and headline earnings per share are set out in note 10 of

Appendix 1.

Glossary and Basis of Preparation

Average net debt and net debt

Average net debt is calculated as the average daily net bank borrowings of the Group. Net debt at a period end is calculated as the sum of the net borrowings of the Group, derived from the cash ledgers and accounts in the balance sheet.

Billings and estimated net new billings

Billings comprise the gross amounts billed to clients in respect of commission-based/fee-based income together with the total of other fees earned. Net new billings represent the estimated annualised impact on billings of new business gained from both existing and new clients, net of existing client business lost. The estimated impact is based upon initial assessments of the clients’ marketing budgets, which may not necessarily result in actual billings of the same amount.

Constant currency

The Group uses US dollar-based, constant currency models to measure performance. These are calculated by applying budgeted 2018 exchange rates to local currency reported results for the current and prior year. This gives a US dollar – denominated income statement which excludes any variances attributable to foreign exchange rate movements.

Exceptional gains/losses

Exceptional gains/losses include gains/losses on disposal of investments and subsidiaries, gains/losses on remeasurement of equity interests arising from a change in scope of ownership, investment write-downs, restructuring and transformation costs and share of exceptional gains/losses of associates.

Free cash flow

Free cash flow is calculated as headline operating profit before non-cash charges for share-based incentive plans, depreciation of property, plant and equipment and amortisation of other intangible assets, including dividends received from associates, interest received, investment income received, proceeds from the issue of shares, proceeds from the disposal of property, plant and equipment and movements in working capital and provisions, less corporation and overseas tax paid, interest and similar charges paid, dividends paid to non-controlling interests in subsidiary undertakings, earnout payments and purchases of property, plant and equipment and purchases of other intangible assets.

General and administrative costs

General and administrative costs include marketing costs, certain professional fees and an allocation of other costs, including staff and establishment costs, based on the function of employees within the Group.

Headline earnings

Headline PBT less headline tax charge and headline non-controlling interests.

Headline non-controlling interests

Non-controlling interests excluding non-controlling interests relating to restructuring and transformation costs.

Headline operating profit

Operating profit before gains/losses on disposal of investments and subsidiaries, investment write-downs, goodwill impairment and other goodwill write-downs, amortisation and impairment of acquired intangible assets, restructuring and transformation costs, and gains/losses on remeasurement of equity interests arising from a change in scope of ownership.

Headline PBIT

Profit before finance income/costs and revaluation of financial instruments, taxation, gains/losses on disposal of investments and subsidiaries, investment write-downs, goodwill impairment and other goodwill write-downs, amortisation and impairment of acquired intangible assets, restructuring and transformation costs, share of exceptional gains/losses of associates and gains/losses on remeasurement of equity interests arising from a change in scope of ownership.

Headline PBIT margin

Headline PBIT margin is calculated as headline PBIT as a percentage of revenue less pass-through costs. Previously referred to as revenue less pass-through costs margin.

Headline PBT

Profit before taxation, gains/losses on disposal of investments and subsidiaries, investment write-downs, goodwill impairment and other goodwill write-downs, amortisation and impairment of acquired intangible assets, restructuring and transformation costs, share of exceptional gains/losses of associates, gains/losses arising from the revaluation of financial instruments, and gains/losses on remeasurement of equity interests arising from a change in scope of ownership.

Headline tax charge

Taxation excluding tax/deferred tax relating to gains on disposal of investments and subsidiaries, deferred tax impact of the amortisation of acquired intangible assets and other goodwill items, the tax impact of the 2017 US tax reform and tax credit relating to restructuring and transformation costs.

Pass-through costs

Pass-through costs comprise fees paid to external suppliers where they are engaged to perform part or all of a specific project and are charged directly to clients, predominantly media and data collection costs.

Pro forma (‘like-for-like’)

Pro forma comparisons are calculated as follows: current year, constant currency actual results (which include acquisitions from the relevant date of completion) are compared with prior year, constant currency actual results, adjusted to include the results of acquisitions and disposals for the commensurate period in the prior year. The Group uses the terms ‘pro forma’ and ‘like-for-like’ interchangeably.

Revenue less pass-through costs

Revenue less pass-through costs is revenue less media, data collection and other pass-through costs.